UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NIMBLE STORAGE, INC.

(Name of Subject Company)

NIMBLE STORAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

Suresh Vasudevan

Chief Executive Officer

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

(408) 432-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gordon K. Davidson, Esq. Lynda M. Twomey, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Aparna Bawa, Esq. Vice President, General Counsel and Secretary Nimble Storage, Inc. 211 River Oaks Parkway San Jose, California 95134 (408) 432-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017 by Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), in connection with the tender offer by Nebraska Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Hewlett Packard Enterprise Company (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of Nimble Storage common stock, par value $0.001 per share (each, a “Share”) at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 6, 2017, by and among Nimble Storage, Parent and Merger Sub and the Offer to Purchase, dated March 17, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub with the SEC on March 17, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9. This Amendment No. 6 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows by adding the following section immediately before the heading “Forward-Looking Statements”:

“Expiration of the Offer.

The Offer and all withdrawal rights thereunder expired at the end of the day, 12:00 midnight, New York City time, on April 13, 2017. The Depositary for the Offer has advised Parent and Merger Sub that, as of the expiration of the Offer, an aggregate of 75,566,796 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 80.8% of the Shares then outstanding. Merger Sub accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such shares will be promptly made by the Depositary.

On the morning of April 17, 2017, the business day immediately following completion of the Offer, Parent and Merger Sub expect to consummate the merger of Merger Sub with and into Nimble Storage, with Nimble Storage continuing as the Surviving Corporation, pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by Nimble Storage as treasury stock or by Parent or Merger Sub, which Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Nimble Storage or any wholly owned subsidiary of Parent (other than Merger Sub), which Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Nimble Storage stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.

Upon completion of the Merger, Nimble Storage will become a wholly owned subsidiary of Parent. Following the Merger, all Shares will be delisted from the New York Stock Exchange.

A copy of the press release issued by Parent on April 14, 2017 announcing the completion of the Offer and the expected closing of the Merger is filed as Exhibit (a)(5)(M) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(M)	Press Release of Hewlett Packard Enterprise Company, dated April 14, 2017 (incorporated by reference to Exhibit (a)(1)(I) to Amendment 6 to the Schedule TO filed with the SEC on April 14, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIMBLE STORAGE, INC.

Date: April 14, 2017	By:	/s/ Anup Singh
Anup Singh Chief Financial Officer